KERRY

RECEIVED

2007 MAR -6 A 11:51

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07021546

SUPPL

28th February, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

PROCESSED

MAR 09 2007

THOMSON
FINANCIAL

Registered in Ireland
No. 111471

Press Announcement

27 February, 2007

Kerry Group plc Annual Results 2006

Kerry, the global ingredients, flavours and consumer foods group, reports preliminary results for the year ended 31 December 2006.

Financial Highlights

- Sales revenue increased by 4.9% to €4.65 billion
- EBITDA increased to €487m
- Trading profit increased to €384m
- Trading margin reduced to 8.3%
- Adjusted EPS* up 1.7% to 133.9 cent
- Final dividend per share up 13.6% to 12.5 cent
- Free cash flow of €241m
- R&D expenditure increased by 11.4% to €139m

**before intangible amortisation and non-trading items*

Commenting on Kerry's results, Hugh Friel, Chief Executive, said "While 2006 was a challenging year for the Group, I am pleased by the improved trading performance in the second half benefiting from successful innovation and on-going business restructuring and cost saving programmes. The Group has made a good start to 2007 and we are confident of an outcome for the full year in line with market expectations."

For further information please contact:
Frank Hayes
Director of Corporate Affairs — Tel no + 353 66 7182304
Fax no +353 66 7182972

Kerry Web Site — www.kerrygroup.com

Kerry Group plc
Preliminary Statement

Results for the year ended 31 December 2006

In a difficult year for the global food industry, Kerry continued to successfully develop its worldwide food ingredients businesses and its Irish and UK consumer foods businesses. Benefiting from good top-line growth across food and beverage ingredients markets, the Group increased trading profits despite the surge in energy and energy related cost inflation in 2006. The performance in the second half of the year was particularly encouraging across ingredients markets – with trading margin improvement of 20 basis points in the period offsetting the 20 basis points reduction in trading margin in the first six months. This performance was assisted by the continued development of nutritional and functional food and beverage ingredient systems, in addition to cost recovery and savings programmes. In the UK and Irish consumer foods sectors progress was adversely affected by the delay in recovering input cost increases and market related difficulties in the poultry and frozen ready meals sectors. However the food division's market leading brands and core business segments performed well.

The programme to optimise operational efficiencies throughout the Group announced at the half year results stage is well advanced. The full programme, scheduled for completion by year-end 2007, will effect a €250m reduction in revenue and a 25 basis points improvement in the Group trading margin in 2008.

The Group's focus on research, development and application led to a 10% increase in roll-out of new product developments in 2006. Expenditure increased from €125m in 2005 to €139m in the year under review.

Results

Total Group sales revenue in 2006 increased by 4.9% to €4.65 billion. On a like-for-like basis this reflects revenue growth of 3.6% year-on-year. Earnings before interest, tax, depreciation, amortisation and non-trading items increased by 1% to €487m. The unprecedented surge in energy and energy related cost inflation in 2006 limited trading profit growth to 1% to a level of €384m. Despite good margin recovery in the second half of the year, the time-lag in cost recovery particularly in European markets resulted in a Group trading margin of 8.3%, 30 basis points below the prior year level. Trading margins in ingredients businesses were held at 9.4% but margins in consumer foods, exacerbated by the difficulties in the poultry and frozen ready meals sector, declined from 7.1% to 6.5%.

Non-trading items (acquisition integration, business disposals, plant closures and restructuring costs) for the year amounted to €73.4m which reduced profit after taxation by €59.2m to €178m. Adjusted earnings per share increased by 1.7% to 133.9 cent. The Board will recommend to the Annual General Meeting a final dividend of 12.5 cent per share. This will bring the total dividend payment for the year to 18 cent per share, an increase of 12.5% on the previous year.

Business Reviews

Food Ingredients

Overall Kerry's food ingredients businesses achieved a good performance in 2006 notwithstanding significant cost pressures. Total sales revenue increased by 3.7% to €3.13 billion, reflecting like-for-like growth of 4%. Trading profits increased by 3.3% to €293m, maintaining a trading margin of 9.4% similar to the level over the previous two years. Despite the time-lag in recovering cost increases in particular in European markets, the trading margin in the second half increased to 10.7% offsetting the 20 basis points reduction in the first six months of 2006. This performance benefited from the on-going focus throughout all Group ingredients operations on cost savings and on restructuring programmes for optimum asset utilisation. Excellent results were also achieved through the Kerry Ingredients, Mastertaste and Kerry Bio-Science innovation programmes focused on customer requirements for enhanced health, natural, convenient product solutions and improved delivery formats.

In American ingredients markets progress and development in 2006 accelerated, with an improved growth and innovation performance relative to the prior year. Sales revenue increased by 5.2% or 4.9% on a like-for-like basis to €1.28 billion. In North America, building on the ingredients business 'integrated business unit' structure, a new Go-To-Market strategy was initiated in 2006. The rapid expansion of Kerry's technology base in recent years necessitated a realignment of business units around core technologies – providing industry-leading customer service through applications and product solutions developed across multi-technology platforms. Encouraging results have already been achieved through this strategy and prospects are for higher growth rates as a result in 2007.

In the U.S. food and beverage industry development continues to focus on consumer demands for healthy 'good for you' products, convenient formats and the continued expansion of organic lines. Good growth was achieved in meeting market demands for new nutritional and functional food and beverage offerings, assisted by Kerry's Proteins and Nutritionals range of dairy and soy technologies. Successful product launches were achieved with innovative ingredient systems including high protein crisps in nutrition bars and premium inclusions in ready-to-eat cereals and ice cream categories. Progress in the cereal and sweet ingredients sectors continues to meet growth expectations. In 2006, this led to the acquisition of Custom Industries and Nuvex Ingredients. Complementing Kerry's existing facilities in the U.S. and Canada, both acquisitions added valuable production capacity and proprietary technologies. Nuvex Ingredients; operating from a modern organically certified production facility located in Blue Earth, Minnesota; further strengthens Kerry's industry leading extrusion technology and enhances its market positioning in the cereal and nutritional sectors. In the sweet sector, Custom Industries; operating from modern manufacturing facilities in St Genevieve, Missouri and Toronto, Canada; significantly strengthens Kerry's portfolio of inclusion products in particular into the bakery category.

In the speciality dairy sector Kerry's business restructuring programme delivered good results. The Albert Lea, Minnesota facility was closed and business operations were aligned to meet sector requirements. Reflecting consumer preference for heat and serve products,

new production lines were introduced for frozen and chilled complete sauces and nutritional beverages.

Strong volume growth was achieved in the savoury ingredients sector in the second half of 2006. The appetizer market, regional snack manufacturers and foodservice chains provided good growth opportunities for Kerry's snack, flavourings, meat seasonings and coatings technologies.

In the nutritional beverage sector, development of spray-dried pharma-grade nutritional formulas produced at the Covington, Ohio facility and shelf-stable liquid nutritional beverages produced at the St. Claire, Quebec facility achieved strong market positioning.

In the U.S. foodservice sector, Kerry continued to record strong growth via coffee house chains through beverage, coatings and sweet ingredient applications. Growth trends in speciality beverages and indulgent frozen desserts created good opportunities for beverage syrups and sweet inclusions as restaurant chains continue to expand their menu offerings. The growing popularity of speciality coffee and indulgent coffee based beverages continues to drive coffee syrup and smoothie sales. Re-branding initiatives across the Da Vinci and JetTea ranges achieved a good market response.

The strength and breadth of the Group's ingredients technologies were again to the fore in delivering continued satisfactory business development in Latin American and South American markets. Good growth was achieved in Central American snack markets and in the Mexican beverage and bakery categories. The foodservice sector in the region continued to grow providing good opportunity for Kerry's range of savoury and sweet ingredient systems. The Group's Brazil based facilities continued to achieve good market growth through seasonings and food coatings in South American proteins markets and through sweet ingredients in the Brazilian ice cream sector.

In American markets the Group's flavour division made good progress in the growing natural and organics marketplace. While the demand for 'all natural' clean label applications has grown across all food and beverage categories, the Mastertaste natural flavours business was impacted by the pricing level of grapefruit in the aftermath of the series of hurricanes in 2005. Mastertaste is well positioned in the North American organics marketplace which grew by 24% in 2006. Its flavour modulation technology also achieved good growth as salt reduction and sugar reduction programmes were progressively implemented across food and beverage categories. Mastertaste savoury flavours expanded its penetration of U.S. poultry markets due to growing demand for bolder taste profiles, regional specific cuisine and ethnic flavours. Crystals® all-natural freeze dried juice products continued to grow market share in the health/wellness beverage sectors. Manheimer Fragrances significantly developed its market presence in the U.S. home environmental, personal care and toiletries categories, benefiting from the division's fragrance creativity combined with natural products technology. Year 1 of the research programme at Monell Chemical Senses Centre into 'human sensory adoption' and application of research findings for flavour/fragrance development achieved good results and assisted development of taste modulation.

The increased momentum towards natural, low salt, low sugar, low fat, allergen free consumer products assisted the attainment of good top-line growth across Kerry Bio-Science technologies in 2006. In American markets good growth was achieved through

fermented ingredients in culinary, cell nutrition and distillery market segments. Emulsifiers performed satisfactorily with the closure of the Brantford facility in Canada and transfer of production to the Group's Malaysian facilities adjacent to the raw material supply base. Hydrolysed proteins delivered good results in the pharma segment reflecting Sheffield™ Pharma Ingredients position as a leading supplier of nutrients into biotechnology derived pharmaceutical applications. Sheffield™ excipients are inextricably linked with the physical performance and manufacturing processes for new medications conferring beneficial functional characteristics. However performance in the sector in 2006 was impacted by a backlog in regulatory agency approvals and customer lifecycle phasing which adversely affected lactose excipient sales. This exacerbated the time-lag in recovering the significant input cost increases during the year. Sheffield™ did achieve good sales growth through glyceride excipients and the project pipeline was boosted through new product launches.

European ingredients had a challenging year due to cost pressures and sectoral market issues in major consumer markets. Top-line growth in Kerry's European ingredients businesses was below expectations with delays well into 2006 in recovering the significant cost increases. Sales revenue increased by 2.3% to €1.29 billion, which represents like-for-like growth of 3.2%. However profit margins were maintained as good progress was made across the food ingredients, bio-science and flavours businesses in maximising supply chain efficiencies and reducing overheads.

The slowdown in growth in the prepared foods sector impacted sales and margin performance in Kerry's seasonings and coatings businesses in the UK and France. Germany continued to achieve good growth and returns from Eastern European meat seasonings markets were similar to the prior year.

Excellent progress was reported through culinary systems and sauces in France and the UK as demand grows for convenient 'clean label' authentic flavourings. While conditions in the snacks seasonings sector remained highly competitive, Kerry achieved continued growth through regional snack processors in the UK and through further market development in Middle Eastern markets. The European ingredients division's focus on supply chain efficiencies resulted in closure of the Bicester and Birmingham plants in the UK and a seasonings facility in Milan, Italy.

In dairy markets, returns were negatively impacted by the relatively weak market conditions in the first nine months of 2006. As the EU transitions from direct market supports through the processing sector to direct milk producer payments, significant market fluctuations are possible dependant on supply/demand balances. While considerable firming of international dairy markets occurred prior to year-end, nevertheless processor returns for 2006 were well below the previous year. With the increasing trend towards healthy lifestyles and greater demand for wellness products, Kerry Dairy Ingredients has made significant progress through the development of milk proteins with specific nutritional and functional benefits. Further investment in dairy flavour technology has led to innovative developments in culinary and savoury bakery markets, working in partnership with the Group's global ingredients businesses.

Kerry's European fruit and sweet ingredients business achieved a good overall business performance in 2006. While chilled and frozen dairy product markets remained intensely competitive, fruit preparations achieved satisfactory growth through range extensions and

product mix improvements. Growth was also achieved through fruit beverages and flavoured syrup applications. Ravifruit purées and decoration fruits saw continued growth in Eastern Europe, the Middle East and Asian Markets. Positive growth was also achieved in the European confectionery and fruit sauce markets. Kerry's sweet ingredients business in Europe experienced strong organic growth through coated products in the breakfast cereal and fresh dairy product sectors, benefiting from the successful launch of innovative lines of low sugar and health fruit cereal clusters.

Kerry Bio-Science continued to make good progress in European markets. Its 'DuraFresh' range of shelf-life extender products recorded good growth in the cheese, yoghurt and flavoured milk sectors. The division's full line of products, including emulsifiers, stabilizers, speciality proteins and enzymes made encouraging progress in the dairy sector as processors seek product differentiation through innovative health offerings. Cost recovery programmes increased margins in functional proteins markets and innovative whipping proteins achieved growth through aerated confectionery products. Following the expansion programme at the Menstrie facility in Scotland in 2005, good growth was achieved through yeast extracts in culinary, cell nutrition and distillery markets in Europe. Despite significant cost pressures, profitable growth was also achieved through Kerry Bio-Science enzymes throughout global beverage and confectionery markets.

Mastertaste flavours recorded slightly lower sales in Europe in 2006 but profitability was improved due to successful flavour development and withdrawal from lower margin activity. The combined skills of the division's UK and Italian development teams led to successful new savoury flavour launches. "Chef Style" clean label flavours made encouraging progress. Benefiting from its SunPure fruit expertise, good progress was achieved in fruit juice fortification and through botanical extracts for the fast growing flavoured beverages category.

In Asia Pacific markets, the Group again made excellent progress with further margin improvement and good growth in all territories. Sales revenue increased by 9.2% to €363m, reflecting like-for-like growth of 10.1% year on year.

Kerry's nutrition technologies recorded strong double digit growth in Asia in 2006. The range of San-A-Crème™ nutritional lipids including co-dried milk proteins with unique fatty acid profiles of linoleic and linolenic acid (AA and DHA) fuelled growth in this fast growing nutritional category. Specialty beverages also continue to exhibit exceptionally strong growth rates. With the continued expansion of speciality coffee chains across the region, Kerry's Da Vinci branded range of flavoured beverage products achieved 32% growth year-on-year with strong growth in Korea, Japan and Hong Kong and encouraging market development in China. The successful launch of a range of frappé and fruit smoothie products in the dynamic ice-blended products sector has positioned Kerry as 'one-stop-supplier' to the speciality beverage foodservice sector.

Asian consumer markets are increasingly demanding convenient savoury offerings which has led to good growth opportunities for the Group's meat seasonings and marinades. The health snack and biscuit sectors are also exhibiting encouraging growth where Kerry has pioneered the introduction of trans-fat free systems in Asian markets. Growth in the savoury biscuit sector has outperformed sales in the sweet sector due to the growth of health/functional lines.

Kerry Bio-Science and Mastertaste flavours and fragrance divisions also continued to successfully develop their respective positions in Asian markets in 2006. Prior to year-end, a state-of-the-art technical, applications and administration facility was established in Shanghai to spearhead development of both divisions in the region. Bio-Science saw satisfactory growth through fermentation products and enzymes. The Esterol emulsifiers facility achieved double digit growth year-on-year with strong revenue growth in the bakery segment. The investment programme to expand production capacity at the Malaysian based facility is progressing as planned.

Kerry Ingredients achieved good organic sales growth in the Australian food processor markets in 2006. New meat marinade offerings fuelled growth in the added value poultry sector and through custom-branded products for major supermarket groups. Beverage syrups and sauces continued to achieve strong growth in the speciality beverage/coffee chain market segments. Progress in the snack and food processor segments in New Zealand was similar to the prior year.

The Group's Pinnacle range of speciality bakery products continues to consolidate its leading market positions in the Australian market with growth in the franchise bakery and specialist contract manufacturers market segments offsetting changes in supermarket in-store bakery business models. Pinnacle Australia was named 'National Supplier of the Year' by a major national multiple retail chain in 2006. Pinnacle also successfully established the in-store brand offering in Thailand and prior to year-end in Malaysia.

Consumer Foods

Kerry's core consumer foods categories including chilled ready meals, pre-packed cooked meats, sausage, cheese and spreads all grew satisfactorily in 2006. However difficulties in the primary poultry and frozen foods categories adversely impacted performance and trading profits of the foods division. While sales revenue increased by 5.4% to €1.82 billion (reflecting like-for-like growth of 1.5%) trading profits declined by 4.5% to €118m. The significant reduction in profitability in the poultry and frozen ready meals categories meant that the overall trading margin in the foods division was reduced from 7.1% in 2005 to 6.5% in the year under review. Having divested the primary poultry processing operations prior to year-end, management is confident that the division's strong branded category leadership, its focus on chilled growth categories and innovation across health/wellness sectors, combined with its quality asset and strong customer base, positions Kerry Foods for good profitability in 2007.

In the UK sausage category, fresh offerings continue to grow at the expense of frozen. Kerry's market leading Richmond and Wall's brands benefited strongly from the 4.6% year-on-year increase in fresh sausage sales as consumers trade-up in the main quality segments of the market. Both brands continue to benefit from strong brand investment on TV and through press marketing support. Wall's Favourite Recipe range, the most recent brand development in the premium category, continues to perform well. The Porkinson brand has also enjoyed increased popularity as consumers seek more authentic, superior quality offerings. Despite the sales decline in the frozen sausage sector, the Richmond frozen range saw growth year-on-year. Wall's expanded its brand development and distribution in the pre-pack rasher category.

In 2006, Mattessons commenced a major brand investment programme and this considerable financial investment is expected to achieve strong results in the year ahead. Smoked Pork Sausage has already shown a good response to the increased level of marketing activity and to brand extension to new Hot & Spicy variants. Mattessons Fridge Raiders again achieved excellent results as new customers entered the growing meat snacking sectors.

In the home-baking category, Green's had a difficult year due to the poor performance of the 'kids' sector. The brand has been repositioned to re-establish its presence in the small and large cake mix sectors. Classic Desserts and time saver mixes including Pancake Mix recorded good sales growth. A major marketing programme will mark the 100th year of Green's brand in 2007. In the homebaking flour sector, Homepride continues to outperform the market across the retail landscape.

The second half of 2006 saw renewed growth in the UK chilled ready meals market. Overall the category grew by 4.2% year-on-year, with a significant increase in households buying into the sector and an increasing momentum towards 'healthily balanced' and premium offerings. Kerry Foods consolidated its position as the second largest producer of chilled ready meals in the UK market. While its sales in the oriental category declined slightly year-on-year, Indian recipes performed well and new generations of premium meals were successfully launched during the second half of the year. In the premium health sector, 'The Food Doctor' innovative range was introduced using a combination of raw and cooked ingredients that can be quickly steam cooked in the microwave. The 'Champneys' wellbeing brand of multi-cuisine meals was also successfully launched. To maximise operational efficiencies, the Hartlepool processing facility was closed. Good value growth was achieved in the ready-to-cook meals category with the launch of premium offerings. Savoury pastry products also saw a satisfactory level of value growth in 2006 through continued premiumisation of the category.

The UK frozen ready meals market declined by 12% year-on-year but by year-end the rate of decline had slowed to 9%. Against this background, Rye Valley Foods achieved a satisfactory sales performance – consolidating its position as the leading European producer in the sector. However despite its lowest cost producer status, Rye Valley's trading profits were lower due to the intense competition in a declining market.

Due to the relatively poor profitability of the primary poultry processing sector, Kerry Foods divested its Redgrave operation in the UK and its Smithboro operation in Ireland prior to year-end. The chilled patisserie business in Birmingham, UK was also sold in 2006, as was the St. Brendan's Irish Cream Liqueur business in Derry.

The specialist foodservice business unit established in Kerry Foods in late 2005 achieved good results. Sourcing products from over twenty Kerry sites in the UK, Ireland and France, the new foodservice unit supplies over 800 products in ambient, chilled and frozen formats.

Kerry Foods Direct to Store continued to develop its market leadership position in the UK convenience store sector. Whilst overall sales were maintained in a challenging marketplace, profitability was slightly lower than in 2005 due to the impact of energy prices on distribution costs.

In the UK and Irish cheese categories, Kerry had an excellent year with good growth across all branded segments. The Charleville and Coleraine brands continue to grow their leading market share positions and the extension of the Low Low brand into cheese was the market's star performer with 40% year-on-year growth. In the processed cheese sector, EasiSingles brand share declined slightly as private label captured an increased market share. The brand will benefit from new packaging formats and increased marketing support in 2007 to support growth in the snacking sector.

While the UK cheese snacks sector continues to have bright prospects for long term growth, sales growth slowed relative to the previous year. Cheestrings maintained its market share and reinforced its strong nutritional/health attributes through an extensive advertising campaign emphasising its 100% natural cheese value. Ficello continues to build its market positioning in France and Brunchettas has made encouraging progress in developing the new adult cheese snacks sector in Ireland and the UK.

In the dairy and low-fat spreads category in Ireland, Kerry again delivered good volume growth through its Low Low, Kerrymaid, Golden Cow and Golden Olive brands. With an on-going focus on more healthy options, the premium lower cholesterol offering under the Low Low brand achieved a strong market performance. In the UK market Kerry Foods consolidated its position as the leading producer of own-label spreads through its investment in category management and responsiveness to market trends such as the growing influence of Omega 3 & 6 enriched products.

Denny again recorded a strong performance in the Irish market. Slightly reduced sales in the standard sausage segment was offset by the continued development of Denny Select in the premium sector. Denny rashers had a strong performance with volume and value growth driven by its focus on superior quality and premiumisation. Cooked meats also had an excellent performance growing by 16% year-on-year. Differentiation and innovation across the Denny range in the premium category contributed strongly to this growth while Ballyfree as brand leader in the white meat segment continues to outperform category growth rates. The Ballyfree brand was relaunched in September 2006, with a new identity exuding 'country freshness' and new packaging formats optimising the brand promise of 'Real Food for Modern Living'.

In 2006, Freshways continued to make considerable progress towards its vision of being the number one fresh prepack food-to-go brand in Ireland. Strong growth in value and volume terms was delivered through Freshways innovation platform including the successful launch of the 'Healthy Ways' range of sandwiches, new 'Limited Edition' offerings, the re-launch of Freshways salads, new sandwich recipes and a 'Gourmet' range of sandwiches. Kerryfresh also advanced its market position as one of Ireland's leading suppliers of fresh food-to-go ingredients and menu concepts for delicatessens, sandwich bars, coffee shops, pubs, restaurants and workplace caterers.

Dawn Juice achieved satisfactory volume and value growth in Ireland but margins in the sector were impacted by higher raw material prices. Dawn Benefits was first to market in Ireland with three new health juice offerings – Dawn Orange Juice with Omega-3, Dawn Orange Juice with Probiotic and Dawn Orange Juice with Multivitamins and Calcium. Dawn Flavoured Milks were re-launched in mid-2006 leading to increased sales and Dawn Omega Milk also continued to achieve good market development. Kerry Spring achieved good growth in both the non-flavoured and flavoured market segments in Ireland.

Geographic Markets

Total Group sales revenue throughout European markets in 2006 grew by 4.2% to €3 billion. In American markets, the Group's ingredients and flavours businesses increased sales revenue by 5.2% to €1.3 billion. Sales revenue in Asia Pacific markets increased by 9.2% to €363m.

Finance

Earnings before finance costs, tax, non-trading items, depreciation and amortisation (EBITDA) increased by 1% to €487m. After allowing for an increase in working capital of €46m, capital expenditure of €88m (net of proceeds from asset disposals of €14m), finance payments of €77m and tax of €35m, free cash flow available to the Group was €241m. The consistent strong cash generation performance of the Group has delivered €1.26 billion free cash in the last five year period.

Expenditure on Group acquisitions amounted to €113m (2005 : €234m). Net debt at year-end amounted to €1,194m compared to €1,275m at the end of 2005. Net debt to EBITDA reduced to 2.5 times (2005 : 2.6 times). Finance costs were €76.9m compared to the 2005 level of €68.4m, with EBITDA to net interest covered 6.2 times (2005 : 8 times). The Group used its share buy-back programme authorisation to purchase 2.8 million shares at a cost of €48.4m in 2006.

Dividend

The Board recommends a final dividend of 12.5 cent per share, an increase of 13.6% on 2005. Together with the interim dividend of 5.5 cent per share, this raises the total dividend for the year to 18 cent per share, an increase of 12.5% on the previous year. The final dividend will be paid on 25 May 2007 to shareholders registered on the record date 27 April 2007.

Annual Report and Annual General Meeting

The Group's Annual Report will be published in April and the Annual General Meeting will be held in Tralee on 18 May 2007.

Future Prospects

The Group has made a good start to 2007. The ingredients, bio-science and flavours businesses are well positioned to meet customer requirements for convenient, nutritional product innovations throughout the global marketplace. Having divested non-core low margin activities in the Group's consumer foods division in Ireland and the UK; Kerry Foods' focus on premium chilled growth categories, allied to its well-invested market-leading brands and strong customer base, augurs well for the future profitable growth of the division.

The restructuring programme to optimise asset utilisation and enhance supply chain efficiencies is well advanced and will be completed by year-end. With the forecast more benign energy cost environment, the Group's on-going focus on cost recovery in some markets and on cost savings throughout all operations, coupled with good top-line growth will deliver margin expansion in 2007. The Group has a strong balance sheet and is well positioned to avail of business growth opportunities. We are confident of an outcome for the full year in line with market expectations.

Results for the year ended 31 December 2006

Kerry Group plc
Consolidated Income Statement
for the year ended 31 December 2006

	Notes	Before Non-Trading Items 2006 €'000	Non-Trading Items 2006 €'000	Total 2006 €'000	2005 €'000
Revenue	1	**4,645,920**	**-**	**4,645,920**	4,429,777
Trading profit	1	**383,688**	**-**	**383,688**	380,213
Intangible asset amortisation		**(12,093)**	**-**	**(12,093)**	(10,331)
Non-trading items	2	**-**	**(73,425)**	**(73,425)**	(3,623)
Operating profit		**371,595**	**(73,425)**	**298,170**	366,259
Finance costs		**(76,930)**	**-**	**(76,930)**	(68,353)
Profit before taxation		**294,665**	**(73,425)**	**221,240**	297,906
Income taxes		**(57,753)**	**14,262**	**(43,491)**	(62,030)
Profit after taxation and attributable to equity shareholders		**236,912**	**(59,163)**	**177,749**	235,876
Earnings per ordinary share (cent)					
- basic	3			**95.6**	126.1
- fully diluted	3			**95.2**	125.5

The financial statements were approved by the Board of Directors on 26 February 2007 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Balance Sheet
as at 31 December 2006

	2006 €'000	2005 €'000
Non-current assets		
Property, plant and equipment	1,010,343	1,066,931
Intangible assets	1,684,756	1,633,367
Financial asset investments	19,866	12,442
Deferred tax assets	10,856	12,115
	2,725,821	2,724,855
Current assets		
Inventories	495,313	544,438
Trade and other receivables	597,073	558,831
Cash and cash equivalents	188,844	163,903
Financial assets	4,485	1,862
Assets classified as held for sale	2,696	10,415
	1,288,411	1,279,449
Total assets	4,014,232	4,004,304
Current liabilities		
Trade and other payables	836,550	845,285
Financial liabilities	27,261	143,854
Tax liabilities	51,909	44,659
Deferred income	2,726	3,078
Liabilities classified as held for sale	-	1,899
	918,446	1,038,775
Non-current liabilities		
Financial liabilities	1,356,296	1,297,210
Retirement benefits obligation	180,269	249,103
Other non-current liabilities	87,368	107,297
Deferred tax liabilities	131,252	112,276
Deferred income	17,434	21,959
	1,772,619	1,787,845
Total liabilities	2,691,065	2,826,620
Net assets	1,323,167	1,177,684
Capital and reserves		
Share capital	23,445	23,399
Share premium account	383,341	378,979
Other reserves	(32,089)	23,501
Retained earnings	948,470	751,805
Shareholders' equity	1,323,167	1,177,684

The financial statements were approved by the Board of Directors on 26 February 2007 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Statement of Recognised Income and Expense
for the year ended 31 December 2006

	2006 €'000	2005 €'000
Fair value movements on available-for-sale investments	**7,424**	12,209
Fair value movements on cash flow hedges	**(2,608)**	(3,383)
Exchange difference on translation of foreign operations	**(13,389)**	17,747
Actuarial gains/(losses) on defined benefit pension schemes	**61,924**	(50,387)
Deferred tax on items taken directly to reserves	**(12,251)**	16,412
Net income/(expense) recognised directly in equity	**41,100**	(7,402)
Transfers		
Cash flow hedges to profit or loss from equity	**160**	857
Sale of available-for-sale investments	**-**	(6,218)
Profit for the year after taxation	**177,749**	235,876
Total recognised income and expense for the year attributable to equity shareholders	**219,009**	223,113

Kerry Group plc
Consolidated Reconciliation of Changes in Shareholders' Equity
for the year ended 31 December 2006

	2006 €'000	2005 €'000
At beginning of year	1,177,684	968,160
Impact of adoption of IAS 32 and IAS 39	-	9,550
At beginning of year as adjusted	1,177,684	977,710
Total recognised income and expense for the year	**219,009**	223,113
Dividends paid	**(30,757)**	(27,129)
Purchase of treasury shares	**(48,442)**	-
Long term incentive plan expense	**1,265**	-
Shares issued during the year	**4,408**	4,014
Share issue costs	**-**	(24)
At end of year	**1,323,167**	1,177,684

Kerry Group plc
Consolidated Cash Flow Statement
for the year ended 31 December 2006

	2006 €'000	2005 €'000
Operating activities		
Trading profit	**383,688**	380,213
Adjustments for:		
Depreciation (net)	**102,923**	101,643
Change in working capital	**(45,893)**	260
Exchange translation adjustment	**(484)**	494
Cash generated from operations	**440,234**	482,610
Income taxes paid	**(35,056)**	(50,656)
Interest received	**2,006**	1,752
Finance costs paid	**(78,587)**	(66,066)
Net cash from operating activities	**328,597**	367,640
Investing activities		
Purchase of non-current assets	**(103,066)**	(149,262)
Proceeds from the sale of non-current assets	**13,886**	28,928
Capital grants received	**1,687**	446
Purchase of subsidiary undertakings	**(112,830)**	(233,688)
Proceeds from disposal of businesses	**17,118**	2,759
Payment of deferred payables	**(2,781)**	(11,353)
Expenditure on non-trading items	**(30,903)**	(15,236)
Consideration adjustment on previous acquisitions	**(63)**	(18)
Net cash used in investing activities	**(216,952)**	(377,424)
Financing activities		
Dividends paid	**(30,757)**	(27,129)
Purchase of treasury shares	**(48,442)**	-
Issue of share capital	**4,408**	3,990
Net movement on bank borrowings	**(4,958)**	199,349
Decrease in bank overdrafts	**(1,694)**	(72,853)
Net cash (used in)/from financing activities	**(81,443)**	103,357
Net increase in cash and cash equivalents	**30,202**	93,573
Cash and cash equivalents at beginning of year	**163,903**	65,328
Exchange translation adjustment on cash and cash equivalents	**(5,261)**	5,002
Cash and cash equivalents at end of year	**188,844**	163,903

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2006

	2006 €'000	2005 €'000
Net increase in cash and cash equivalents	**30,202**	93,573
Cash outflow/(inflow) from debt financing	**6,652**	(126,496)
Changes in net debt resulting from cash flows	**36,854**	(32,923)
Fair value movement on interest rate swaps	**(5,998)**	-
Exchange translation adjustment on net debt	**50,146**	(104,997)
Movement in net debt in the year	**81,002**	(137,920)
Net debt at beginning of year	**(1,275,358)**	(1,137,438)
Net debt at end of year	**(1,194,356)**	(1,275,358)

1. Analysis of results

By business segment:	2006 Ingredients €'000	2006 Consumer Foods €'000	2006 Unallocated and Group Eliminations €'000	2006 Total €'000	2005 Ingredients €'000	2005 Consumer Foods €'000	2005 Unallocated and Group Eliminations €'000	2005 Total €'000
Revenue	3,134,288	1,818,733	(307,101)	4,645,920	3,021,944	1,725,839	(318,006)	4,429,777
Trading profit	293,131	117,528	(26,971)	383,688	283,816	123,018	(26,621)	380,213
Intangible asset amortisation	(10,202)	(1,045)	(846)	(12,093)	(9,263)	(477)	(591)	(10,331)
Non-trading items	(25,544)	(47,881)	-	(73,425)	(12,127)	2,227	6,277	(3,623)
Operating profit	257,385	68,602	(27,817)	298,170	262,426	124,768	(20,935)	366,259
Finance costs				(76,930)				(68,353)
Profit before taxation				221,240				297,906
Income taxes				(43,491)				(62,030)
Profit after taxation and attributable to equity shareholders				177,749				235,876
Segment assets and liabilities								
Segment assets	2,449,392	1,060,691	504,149	4,014,232	2,485,988	1,067,629	450,687	4,004,304
Segment liabilities	564,118	452,173	1,674,774	2,691,065	591,435	478,155	1,757,030	2,826,620
Net assets	1,885,274	608,518	(1,170,625)	1,323,167	1,894,553	589,474	(1,306,343)	1,177,684
Other segmental information								
Property, plant and equipment additions	75,009	22,891	-	97,900	86,266	53,368	4,124	143,758
Intangible asset additions	1,872	-	1,279	3,151	2,061	141	1,274	3,476
Depreciation (net)	69,345	33,018	560	102,923	65,431	35,671	541	101,643

By destination:	2006 Europe €'000	2006 Americas €'000	2006 Asia Pacific €'000	2006 Total €'000	2005 Europe €'000	2005 Americas €'000	2005 Asia Pacific €'000	2005 Total €'000
Revenue by location of customers	3,007,511	1,275,879	362,530	4,645,920	2,885,039	1,212,877	331,861	4,429,777
Segment assets by location	2,718,778	1,102,707	192,747	4,014,232	2,707,101	1,112,956	184,247	4,004,304
Property, plant and equipment additions	70,222	20,917	6,761	97,900	108,815	29,239	5,704	143,758
Intangible asset additions	1,538	1,597	16	3,151	1,817	1,659	-	3,476

2. Non-trading items

	2006 €'000	2005 €'000
Profit on sale of non-current assets	**11,477**	14,702
Loss on sale of businesses	**(35,860)**	(13,363)
Acquisitions, plant closures and other restructuring costs	**(49,042)**	(4,962)
	(73,425)	(3,623)
Tax credit on non-trading items	**14,262**	3,665
	(59,163)	42

The profit on sale of non-current assets primarily relates to the sale of properties, plant and equipment.

The loss on sale of businesses in 2006 relates substantially to the sale of the poultry businesses in Ireland and the UK, the chilled desserts business in the UK and small non-core Ingredients businesses in the USA and Brazil.

The acquisitions, plant closures and other restructuring costs relate to the restructuring of manufacturing plants in Europe, Americas and Asia Pacific and the integration of recent acquisitions. The costs are analysed as follows:

	2006 €'000	2005 €'000
Plant closure and relocation	**22,552**	4,061
Redundancies and contract compensation	**7,534**	-
Plant and other assets impaired	**18,139**	901
Other	**817**	-
	49,042	4,962

In 2006, the non-trading items had a positive net cash effect (after related tax) of **€14,363,000**.

3. Earnings per ordinary share

	Notes	EPS cent	2006 €'000	EPS cent	2005 €'000
Basic earnings per share					
Profit after taxation and attributable to equity shareholders		**95.6**	**177,749**	126.1	235,876
Intangible asset amortisation		**6.5**	**12,093**	5.5	10,331
Non-trading items (net of related tax)	2	**31.8**	**59,163**	-	(42)
Adjusted earnings *		**133.9**	**249,005**	131.6	246,165
Diluted earnings per share					
Profit after taxation and attributable to equity shareholders		**95.2**	**177,749**	125.5	235,876
Adjusted earnings*		**133.4**	**249,005**	131.0	246,165

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of related tax).

	Number of Shares 2006 000's	Number of Shares 2005 000's
Basic weighted average number of shares	**185,949**	187,051
Impact of executive share options outstanding	**715**	879
Diluted weighted average number of shares	**186,664**	187,930
Actual number of shares in issue**	**184,762**	187,196

** Excludes 2,800,000 shares held as treasury shares.

4. General information and accounting policies

The financial information set out in this document does not constitute full statutory accounts for the years ended 31 December 2006 or 2005 but is derived from same. The Group financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and their interpretations as issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee, applicable Irish law and the Listing Rules of the Irish and London Stock Exchanges.

The 2006 and 2005 accounts have been audited and received unqualified audit reports. The 2006 financial statements were approved by the Board of Directors on 26 February 2007.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial asset investments and financial liabilities (including derivative financial instruments), which are held at fair value. The Group's accounting policies will be included in the Annual Report to be published in April 2007.

END